EXHIBIT 2

                             SUMMARY OF KEY FEATURES
                           OF SHAREHOLDER RIGHTS PLAN
                      FAMILY STEAK HOUSES OF FLORIDA, INC.



     On February 11, 1997, the Board of Directors of Family Steak Houses of Florida, Inc. ("FSH" or the "Company") adopted a Shareholder Rights Plan (the "Plan"), subject to the review and approval of the rights agent, and set a tentative record date of May 1, 1997 for determining shareholders entitled to receive Rights to purchase Junior Participating Preferred Stock of the Company ("Rights") under such Plan. On March 18, 1997, the Board of Directors held a special meeting to consider the tender offer by Bisco Industries Inc.,("Bisco") to purchase up to 2,600,000 shares of common stock of the Company for $.90 per share. After extensive deliberation and consultation with financial and legal advisors, the Board of Directors unanimously determined to recommend that the shareholders reject the Bisco tender offer. In connection with its recommendation against the tender offer, the FSH Board of Directors determined to accelerate the record date to March 19, 1997 for determining the shareholders eligible to receive Rights under the Rights Agreement dated as of March 18, 1997 (the "Rights Agreement") between FSH and ChaseMellon Shareholder Services, Inc., as rights agent (the "Rights Agent"). The following summarizes key features of the Rights Agreement.


Description of the Rights


     Each Right will initially entitle the registered holder to purchase from FSH a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock of the Company ("Preferred Stock") at $5.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are contained in the Rights Agreement. As long as the Rights are attached to the common stock of FSH ("FSH Common Stock") and in certain other circumstances specified in the Rights Agreement, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered with each share of FSH Common Stock issued or transferred by FSH in the future.


Distribution of the Rights


     Initially, the Rights are attached to all FSH Common Stock certificates representing shares outstanding as of March 19, 1997, and will be attached to all FSH Common Stock issued thereafter until the accurrence of a Distribution Date. The Rights will separate from the FSH Common Stock and a "Distribution Date" will occur upon the earlier of the close of business on (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of FSH Common Stock or voting securities representing 15% or more of the voting power of FSH (with respect to the Bisco tender offer, the Board of Directors has extended the Distribution Date for twenty business days from March 18, 1997), (ii) the tenth day or such later date as determined by the Board of Directors after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning



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15% or more of such outstanding  shares of FSH Common Stock or such voting power of FSH then outstanding or (iii) the tenth day following the determination by a majority of the members of FSH's Board of Directors who are not officers of FSH that with respect to any person who, alone or with affiliates or associates, has become the beneficial owner of 10% or more of the outstanding shares of FSH Common Stock or voting power of FSH then outstanding, (a) such beneficial ownership is intended to cause FSH to provide such person with short-term financial gain by repurchasing his FSH Common Stock or voting power under circumstances where such FSH directors determine that such repurchase would not be in the best long-term interests of FSH and its stockholders or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or certain business prospects or relationships of FSH. (Any person whose beneficial ownership satisfies the conditions of (a) or (b) above is referred to herein and in the Rights Agreement as an "Adverse Person").

     In light of the Bisco tender offer discussed above, the Board of Directors of the Company elected to postpone the Distribution Date which would have otherwise been triggered under clause (ii) in the foregoing paragraph until April 15, 1997.


     Until the Distribution Date, the Rights will be transferred with and only with FSH Common Stock certificates. FSH is not required to issue fractions of shares of Preferred Stock or FSH Common Stock upon exercise of the Rights.


     The Rights are not exercisable until after the Distribution Date and expire at the close of business on March 17, 2007 unless earlier redeemed by FSH in accordance with the Rights Agreement.

     As soon as practicable after the Distribution Date, the Rights Agent will mail Rights Certificates to holders of record of FSH Common Stock as of the close of business on the Distribution Date and, thereafter, the Rights will be evidenced solely by such Rights Certificates. Rights shall be issued only on shares of FSH Common Stock issued prior to the earlier of the Distribution Date or March 17, 2007.


     The Company may temporarily suspend, for no more than ninety (90) days, the exercisability of the Rights in order to prepare and file a registration statement as required by the Securities Act of 1933, as amended, with respect to the securities purchasable upon exercise of the Rights and to permit such registration statement to become effective.

Flip-in Event


     In the event that (i) a person becomes the beneficial owner of 15% or more of the then outstanding shares of FSH Common Stock or voting power (except pursuant to certain business combinations described below or an offer for all outstanding shares of FSH Common Stock and all other voting securities which the independent and disinterested directors of FSH determine to be at a fair price and otherwise in the best interests of FSH and its shareholders) or (ii) any person is determined to be an Adverse Person (either (i) or (ii) being a "Flip-in Event"), each holder of a Right (with the exception of an Adverse or Acquiring Person) will thereafter have the right to receive, upon exercise, FSH Common Stock having a value equal to two times the exercise


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price of the Right. However, Rights are not exercisable following the occurrence of a Flip-in Event until such time as the Rights are no longer redeemable by FSH as set forth below.

     In the event of certain business combinations involving FSH, each holder of a Right may receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. These certain business combinations involving FSH and the Flip-in Events are referred to together as the "Triggering Events."

     Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Rights Agreement) become null and void.


     The Purchase Price and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution that would result from certain forms of distributions to holders of such Preferred Stock. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price.


Redemption of the Rights


     The Board of Directors may redeem all of the Rights at a price of $0.001 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction, only until the earliest of (i) the close of business on the tenth (10th) day following the date on which a person is declared to be an Adverse Person, (ii) the close of business on the tenth
(10th) calendar day after the Stock Acquisition Date, or (iii) March 17, 2007. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price. At any time after the occurrence of a Flip-in Event, FSH's Board of Directors may, at its option, exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person) in whole or in part, at an exchange ratio of one share of FSH Common Stock, or equivalent equity security, per Right.


Effect of Declaration of Rights

     Until a Right is exercised, the holder thereof will have no additional rights as a shareholder of FSH. While the distribution of the Rights will not be taxable to shareholders of FSH or to FSH, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for FSH Common Stock (or other consideration) or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.

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Amendment of Rights Agreement


     Other than those provisions relating to the exercise price, expiration date of the plan, the number of shares of Preferred Stock for which a Right is exercisable, and the redemption price, any of the provisions of the Rights Agreement may be amended by FSH's Board of Directors prior to the Distribution Date. After the Distribution Date, only certain limited provisions of the Rights Agreement may be amended by the Board of Directors.


Anti-takeover Effects


     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire FSH in a manner constituting a Triggering Event unless the offer meets certain conditions. The Rights, however, should not affect any offer for all outstanding shares of FSH Common Stock and other voting securities deemed to be fair and otherwise in the best interests of FSH and its stockholders by FSH's Board of Directors or any merger or other business combination approved by FSH's Board of Directors.


Availability of the Rights Agreement


     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to FSH's Registration Statement on Form 8-A dated March 19, 1997. Copies of the Form 8-A and its exhibits are available for inspection at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a site on the World Wide Web and the reports, proxy statements and other information filed by FSH may be accessed electronically on the Web at http://www.sec.gov. A copy of the Rights Agreement is available free of charge from FSH. This summary of terms does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.



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